Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated May 16, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on April 25, 2002, entitled "Vodafone Group Increases its Stake in CMHK".

16 May 2002

VODAFONE GROUP INCREASES ITS STAKE IN CMHK

Vodafone Group Plc ("Vodafone") announces that it, or its wholly owned subsidiary Vodafone Holdings (Jersey) Limited ("Vodafone Holdings"), will subscribe US$750 million for new ordinary shares in China Mobile (Hong Kong) Limited ("CMHK") through a share issue by CMHK (the "Subscription"). CMHK is using the proceeds of the Subscription to help finance its proposed acquisition (the "Acquisition") of the mobile telecommunications companies in eight provinces of the PRC (Anhui, Hunan, Hubei, Jiangxi, Sichuan, Chongqing, Shaanxi and Shanxi) indirectly owned by its ultimate parent, China Mobile Communications Corporation ("CMCC"). Following the Acquisition and the Subscription, Vodafone Group (meaning Vodafone and its subsidiaries) will have increased its ownership in CMHK from 2.18% to approximately 3.27%.

The strategic reasons underpinning Vodafone Group's decision to invest further in CMHK are that the Subscription will:

- **increase Vodafone Group's exposure to the world's largest mobile market** in terms of customers, a key market for Vodafone Group's global strategy. Furthermore, Vodafone Group believes that mobile will be a bypass technology for personal communications and the effects of this will be evident in the PRC earlier than in Europe

- **strengthen the strategic partnership** with CMHK, the leading operator in the PRC, which will have over 100 million customers on completion of the Acquisition. Since the signing of the Strategic Alliance Agreement between Vodafone and CMHK in February 2001, both companies have co-operated closely at various operational levels on matters such as customer relationship management, new product development, network optimisation and R&D. The Subscription demonstrates the commitment of both groups to maintain a close and long-term partnership

- **increase Vodafone Group's partnership rights.** CMHK has granted Vodafone or Vodafone Holdings the contractual right to appoint one non-executive director to CMHK's Board. Sir Christopher Gent has been an independent non-executive director of CMHK since February 2001 at CMHK's invitation and it is expected that he will continue to hold this position

In addition, Vodafone Group:

- **will be able to realise a cash return on its increased investment.** CMHK is announcing today that, in the absence of unforeseen circumstances, it will commence the payment of dividends. The first dividend will be in respect of the financial year ending 31 December 2002

- **considers the terms of CMHK's Acquisition to be attractive.** CMHK expects the Acquisition to be EPS enhancing for its shareholders

Commenting on the Subscription, Sir Christopher Gent, Chief Executive of Vodafone said:

"This is an excellent opportunity for Vodafone Group to increase its stake in CMHK and I expect further benefits to arise from an increasing level of co-operation between the world's two largest mobile operators. I am also pleased that CMHK has committed to the payment of dividends, which, together with our increased exposure to the world's largest mobile market, we expect will create long-term value growth for Vodafone Group."

The total purchase price payable by CMHK for the Acquisition will consist of US$3.15 billion in cash, US$2.62 billion in shares indirectly issued to CMCC, and US$2.80 billion of deferred consideration. Part of the initial cash consideration will be financed by the Subscription for 236.63 million new ordinary shares in CMHK at a price of HK$24.72 per share amounting to a total new cash investment of HK$5,850 million (US$750 million).

As a result, the percentage shareholding in CMHK held by Vodafone Group will increase from 2.18% to approximately 3.41% immediately after the Subscription and approximately 3.27% immediately after the Acquisition.

The Subscription price of HK$24.72 has been calculated based on the average CMHK closing share price over the 30 trading days preceding today's announcement. The Subscription price is also subject to a collar mechanism, which provides for an adjustment subject to price movements beyond a 15% band, either up or down, in the 10 trading days following this announcement; beyond the 15% band the Subscription price will be increased or decreased by 50% of the share price movement outside the band. The Subscription will be financed from the existing resources of Vodafone Group.

The Subscription is not conditional upon completion of the Acquisition and is anticipated to complete before the Acquisition on 18 June 2002. Customary conditions precedent exist for an agreement of this nature, including a condition that CMHK issues a formal paid announcement.

UBS Warburg acted as sole financial adviser to Vodafone and Vodafone Holdings.

-ends-

For further information

Vodafone Group
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

UBS Warburg
Warren Finegold (London)
Mark Lewisohn (London)
Tel: +44 (0) 20 7567 8000

Rob Rankin (Hong Kong)
Tel: +852 2971 8888

Notes to editors

About CMHK:

CMHK is the second largest mobile telecommunications company in the world with 74.59 million customers as at 20 March 2002. CMHK is the leading mobile operator in China and currently has operations in 13 of the PRC's 31 provinces and municipalities, serving a geographically contiguous market covering all the coastal regions of the PRC with 632.8 million inhabitants as of 31 December 2001.

About Vodafone:

Vodafone is the world's largest mobile telecommunications company with interests in 28 countries across 5 continents with over 229 million venture customers and over 101 million proportionate customers worldwide. For further information please visit www.vodafone.com.

About Vodafone Holdings:

Vodafone Holdings is a wholly owned direct subsidiary of Vodafone, incorporated under the laws of Jersey. It acts as a holding company within the Vodafone Group and currently holds an interest in CMHK.

For purposes of translation, an exchange rate of HK$7.80 = US$1.00 has been used.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 16, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary